Exhibit 99.2

UNDERWRITING AGREEMENT

December 10, 2009

Advantage Oil & Gas Ltd.
700, 400 - 3rd Avenue SW
Calgary, Alberta  T2P 4H2

Attention:	Andy Mah, Chief Executive Officer
Kelly Drader, President and Chief Financial Officer

Dear Sir:

Re:	Offering of 5.0% Unsecured Subordinated Convertible Debentures of Advantage Oil & Gas Ltd.

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., CIBC World Markets Inc., FirstEnergy Capital Corp., Thomas Weisel Partners Canada Inc., HSBC Securities (Canada) Inc., and Macquarie Capital Markets Canada Ltd. (collectively, the "Underwriters") understand that Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage") proposes to issue and sell 75,000 unsecured subordinated convertible debentures with a face value of $1,000 principal amount per Firm  Debenture (as defined below), a coupon of 5.0% per annum, payable semi-annually in arrears on January 31 and July 31 of each year commencing July 31, 2010 and a maturity date of January 30, 2015 (the "Maturity Date"), subject to redemption at the option of the Corporation in certain circumstances, subsequent to January 31, 2013, as set forth in the Prospectus (as defined below) and the Debenture Indenture (as defined below) (the "Firm Debentures").  The Firm Debentures shall be convertible into Common Shares (as defined below)  at an initial conversion price of $8.60 per Common Share at any time prior to the close of business on the earlier of (i)  the Business Day (as defined below) immediately preceding the Maturity Date or, (ii) if called for redemption, the Business Day immediately preceding the date specified by the Corporation for redemption of the Firm Debentures, or (iii)  if called for repurchase pursuant to a Change of Control (as such term is defined in the Debenture Indenture), on the Business Day immediately preceding the payment date, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus.

The Underwriters further understand that the Corporation plans to use the net proceeds from the offering of the Firm Debentures to initially repay indebtedness under Advantage's credit facilities which may be subsequently redrawn to fund capital expenditures and for general corporate purposes.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation the Firm Debentures at the Closing Time (as hereinafter defined) in the respective percentages set forth in paragraph 18, and the Corporation hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Debentures at the price of $1,000 for each of the Firm Debentures for an aggregate purchase price of $75,000,000.

The Corporation hereby grants to the Underwriters an option (the "Over-Allotment Option") to purchase, at the Underwriters' election, exercisable in whole or in part at any time and from time to time up to 30 days following the Closing Time, up to 11,250 additional debentures (the "Over-Allotment Debentures") from the Corporation for the purpose of covering over-allotments, if any, and for market stabilization purposes.  In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly agree to purchase from the Corporation the number of Over-Allotment Debentures as to which the Over-

Allotment Option shall have been exercised in the respective percentages set forth in paragraph 18 hereof, and the Corporation, hereby agrees to issue and sell such number of Over-Allotment Debentures to the Underwriters at the purchase price of $1,000 per Over Allotment Debenture.

After the Underwriters have made a reasonable effort to sell the Offered Securities (as defined herein) at the initial offering price of $1,000 per Offered Security specified herein, the offering price may be decreased, and further changed, from time to time, to an amount not greater than the initial offering price specified herein in accordance with the procedures permitted by NI 44-101 (as defined herein) and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Securities is less than the gross proceeds paid by the Underwriters to the Corporation.

1.	Definitions

In this agreement:

(a)	"8% Debentures" means the 8.00% convertible unsecured subordinated debentures of the Corporation due December 31, 2011;

(b)	"7.75% Debentures" means the 7.75% convertible unsecured subordinated debentures of the Corporation due December 1, 2011;

(c)	"6.50% Debentures" means the 6.50% convertible unsecured subordinated debentures of the Corporation due June 30, 2010;

(d)	"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(e)	"Additional Closing Date" and "Additional Closing Time" have the meanings ascribed thereto respectively in paragraph 13(b) hereof;

(f)	"AIF" means the annual information form of the Trust dated March 18, 2009, including all schedules thereto;

(g)	"AOG" means Advantage Oil & Gas Ltd. prior to the completion of the Arrangement;

(h)	"Applicable Securities Laws" means all applicable Canadian securities laws, rules, regulations, notices and policies in the Qualifying Provinces and the corporate laws of Alberta;

(i)	"Arrangement" means the conversion of the Trust to a corporation pursuant to the plan of arrangement involving the Trust and AOG;

(j)	"Arrangement Agreement" means the arrangement agreement respecting the Arrangement between the Trust and AOG and dated June 3, 2009;

(k)	"ASC" means the Alberta Securities Commission;

(l)	"Business Day" means a day which is not a Saturday or a Sunday or a legal holiday in the City of Calgary, Alberta;

(m)	"Closing Date" means December 31, 2009 or such other date as the Underwriters and the Corporation may agree;

(n)	"Closing Time" means 6:15 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(o)	"Common Shares" means the common shares in the capital of the Corporation;

(p)	"Continuing Underwriters" has the meaning ascribed thereto in paragraph 18(b) hereof;

(q)	"Corporation" means Advantage Oil & Gas Ltd. after completion of the Arrangement;

(r)
"Corporation Financial Statements" means the comparative interim unaudited consolidated financial statements of the Corporation and management's discussion and analysis of the financial condition and operations of the Corporation for the three and nine months ended September 30, 2009 and 2008 together with the notes thereto;

(s)	"Corporation's auditors" means PricewaterhouseCoopers llp, Chartered Accountants;

(t)	"Corporation's counsel" means Burnet, Duckworth & Palmer llp or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(u)	"Debenture Indenture" means the trust indenture to be dated as of the Closing Date, to be entered into between the Corporation and the Trustee, providing for the issue of the Offered Securities;

(v)	"Defaulted Securities" has the meaning ascribed thereto in paragraph 18(b) hereof;

(w)	"distribution" means "distribution" or "distribution to the public", as the case may be, as defined under the Applicable Securities Laws and "distribute" has a corresponding meaning;

(x)	"Documents" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i)	the AIF;

(ii)	the audited comparative consolidated financial statements of the Trust for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditor's report thereon;

(iii)	the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2008;

(iv)	the unaudited interim consolidated financial statements of the Corporation, as at and for the three and nine month period ended September 30, 2009 and 2008, together with the notes thereto;

(v)	the management's discussion and analysis of the financial condition and results of operations of the Corporation for the three and nine month period ended September 30, 2009;

(vi)	the information circular - proxy statement of the Trust dated May 23, 2008 relating to the annual and special meeting of holders of Trust Units held on June 27, 2008;

(vii)
the information circular - proxy statement of the Trust dated June 5, 2009 relating to the annual and special meeting of holders of the Trust Units to be held on July 9, 2009 (the "2009 Information Circular");

(viii)	the material change report of the Trust in respect of the adoption of a unitholder rights plan agreement dated January 20, 2009;

(ix)	the material change report of the Trust in respect of the reduction of distributions payable to unitholders of the Trust dated February 13, 2009;

(x)
the material change report of the Trust in respect of the proposed conversion of the Trust into a corporation, the possible disposition of assets and the discontinuance of distributions payable to the Trust's unitholders dated March 31, 2009;

(xi)	the material change report of the Trust in respect of the offering and sale of the Offered Securities and the Package 1 Disposition and the Package 2 Disposition dated June 19, 2009;

(xii)
the material change report of the Corporation in respect of the completion of the Arrangement, the listing of the Corporation's securities on the Exchanges and the completion of the Package 2 Disposition dated July 20, 2009; and

(xiii)	the material change report in respect of the Offering dated December 15, 2009.

(y)	"Exchanges" means the TSX and the NYSE;

(z)	"Financial Statements" means collectively the Trust Financial Statements and the Corporation Financial Statements;

(aa)	"misrepresentation", "material change" and "material fact" shall have the meanings ascribed thereto under the Applicable Securities Laws;

(bb)	"NI 44-101" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(cc)	"NYSE" means the New York Stock Exchange;

(dd)	"Offered Securities" means, collectively, the Firm Debentures and the Over-Allotment Debentures;

(ee)
"Package 1 Disposition" means the disposition by the Corporation of approximately 5,900 boe/d of producing assets located in Northeast British Columbia and Northwest Alberta pursuant to the Package 1 Sale Agreement;

(ff)
"Package 2 Disposition" means the disposition by the Corporation of approximately 2,200 boe/d of producing assets located in Northeast British Columbia and Northwest Alberta pursuant to the Package 2 Sale Agreement;

(gg)	"Package 1 Sale Agreement" means the Asset Purchase and Sale Agreement dated June 15, 2009 between AOG and the purchaser in respect of the Package 1 Disposition;

(hh)	"Package 2 Sale Agreement" means the Asset Purchase and Sale Agreement dated June 14, 2009 between AOG and the purchaser in respect of the Package 2 Disposition;

(ii)
"Preliminary Prospectus" means the preliminary short form prospectus of the Corporation to be dated December 15, 2009 and any amendments thereto, in respect of the distribution of the Offered Securities including the documents incorporated by reference therein;

(jj)
"Prospectus" means the (final) short form prospectus of the Corporation and any amendments thereto, in respect of the distribution of the Offered Securities including the documents incorporated by reference therein;

(kk)	"Prospectus Amendment" means any amendment to either the Preliminary Prospectus or Prospectus;

(ll)	"Prospectuses" means, collectively, the Preliminary Prospectus and the Prospectus;

(mm)
"Prospectus Review Procedures" means the procedures for prospectus review in multiple jurisdictions provided for under National Policy 11-202, Process for Prospectus Reviews in Multiple Jurisdictions, of the Securities Commissions and Multilateral Instrument 11-102, Passport System, of the Securities Commissions (other than Ontario);

(nn)
"Public Record" means all information filed after December 31, 2008 by or on behalf of the Trust, prior to the completion of the Arrangement, or by or on behalf of the Corporation, after the completion of the Arrangement, with the Securities Commissions, including without limitation, the Documents, the Corporation Financial Statements, the Trust Financial Statements, the Prospectuses, any Supplementary Material and any other information filed by or on behalf of the Trust or the Corporation, as the case may be, with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(oo)	"Qualifying Provinces" means each of the provinces of Canada (except Quebec);

(pp)	"Refusing Underwriter" has the meaning ascribed thereto in paragraph 18(b) hereof;

(qq)
"Securities Commissions" means the securities commissions or similar regulatory authorities in the Qualifying Provinces and, as applicable, the United States Securities Exchange Commission and any applicable state securities regulatory authority;

(rr)	"Selling Dealer Group" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Securities pursuant to this agreement;

(ss)	"Sproule" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

(tt)	"Sproule Report" means the independent engineering evaluation of AOG's oil, natural gas liquids and natural gas interests prepared by Sproule dated February 25, 2009, and effective December 31, 2008;

(uu)	"subsidiary" has the meaning assigned thereto in the ABCA;

(vv)
"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Corporation under the Applicable Securities Laws;

(ww)	"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

(xx)	"Trust" means the Advantage Energy Income Fund, a trust created pursuant to the laws of the Province of Alberta and which was dissolved pursuant to the Arrangement;

(yy)
"Trust Financial Statements" means the audited comparative consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the years ended December 31, 2008 and 2007 together with the notes thereto and auditor's reports thereon;

(zz)	"Trust Units" means the units of the Trust;

(aaa)	"Trustee" means Computershare Trust Company of Canada;

(bbb)	"TSX" means the Toronto Stock Exchange;

(ccc)	"Underwriters' counsel" means Macleod Dixon llp or such other legal counsel as the Underwriters, with the consent of the Corporation, may appoint; and

(ddd)	"U.S. Wrap" means the U.S. Placement Memorandum as defined in Annex A.

Unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the AIF.

2.	Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Offered Securities the Corporation agrees to pay the Underwriters:

(a)	at the Closing Time a fee of $37.50 per Firm Debenture for each Firm Debenture purchased (being an aggregate amount of $2,812,500); and

(b)	at the Additional Closing Time a fee of $37.50 per Over-Allotment Debenture for each Over-Allotment Debenture purchased (being an aggregate amount of up to $421,875);

all such fees being payable from the general funds of the Corporation.

The foregoing fees (the "Underwriting Fee") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Securities and withheld for the account of the Underwriters.  For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.  However, in the event that Canada Customs and Revenue Agency determines that Goods and Services Tax provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters.  In the event that this offering is not completed, the Corporation also agrees to pay the Underwriters' reasonable expenses incurred in connection with this underwriting as set forth in paragraph 10 hereof.

3.	Qualification for Sale

(a)
The Corporation represents and warrants to the Underwriters that it is eligible to use the short form prospectus distribution system described in NI 44-101 for the distribution of the Offered Securities.

(b)	The Corporation shall:

(i)
not later than 5:00 p.m. (Calgary time) on December 15, 2009, have prepared and filed the Preliminary Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator under the Prospectus Review Procedures;

(ii)	have obtained a preliminary receipt from the ASC dated December 15, 2009, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii)
forthwith after any comments with respect to the Preliminary Prospectus have been received from and resolved with the ASC, as principal regulator on behalf of the Securities Commissions (and received from and resolved with the Ontario Securities Commission ("OSC") if the OSC opts out of the dual review of the Preliminary Prospectus), have:

(A)
prepared and filed not later than December 22, 2009 (or such later date as may be agreed to in writing by the parties hereto) the Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B)
obtained a final receipt dated not later than December 22, 2009 from the ASC, as principal regulator under the Prospectus Review Procedures evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all requirements of Applicable Securities Laws to enable the Offered Securities to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv)
until the completion of the distribution of the Offered Securities, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Securities for distribution or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again qualify the Offered Securities for distribution.

(c)
Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Securities, prior to the filing with any Securities Commissions of any Supplementary Material, the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(d)
During the period from the date hereof until completion of the distribution of the Offered Securities, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e)
During the period from the date hereof until completion of the distribution of the Offered Securities, the Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Securities for distribution to the public in the Qualifying Provinces.

4.	Delivery of Prospectus and Related Documents

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i)	copies of the Preliminary Prospectus and the Prospectus signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(ii)	copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

as soon as they are available and in any event, not later than one Business Day following the filing with the Securities Commissions of the Preliminary Prospectus or the Prospectus;

(b)
as soon as they are available, copies of any Supplementary Material, signed as required by the Applicable Securities Laws of the Qualifying Provinces and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c)
prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the Corporation's auditors dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of each of the Corporation, the Trust and AOG, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the respective auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed.  All such letters shall be in form and substance reasonably satisfactory to the Underwriters and the Underwriters' counsel.

Such deliveries shall also constitute the Corporation's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, the U.S. Wrap and any Supplementary Material in connection with the offering and sale of the Offered Securities in the Qualifying Provinces.

5.	Commercial Copies

(a)
The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus, the U.S. Wrap or such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents; and

(b)
The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, Prospectus, the U.S. Wrap or any Supplementary Materials as the Underwriters may reasonably request.

6.	Material Change

(a)	During the period of distribution of the Offered Securities, the Corporation will promptly inform the Underwriters of the full particulars of:

(i)
any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, condition (financial or otherwise) of the Corporation or its properties, assets, liabilities (contingent or otherwise), operations, revenue or subsidiaries;

(ii)	any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus, the U.S. Wrap or any Supplementary Material; and

(iii)	the occurrence or discovery of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A)	render the Preliminary Prospectus, Prospectus, the U.S. Wrap or any Supplementary Material untrue, false or misleading in a material respect;

(B)	result in a misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Wrap or any Supplementary Material; or

(C)	result in the Preliminary Prospectus, the Prospectus, the U.S. Wrap or any Supplementary Material not complying in any material respect with Applicable Securities Laws,

provided that if the Corporation is uncertain as to whether a material change, change, discovery, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

(b)	During the period of distribution of the Offered Securities, the Corporation will promptly inform the Underwriters of the full particulars of:

(i)	any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus, the U.S. Wrap or any other part of the Public Record or for any additional information;

(ii)
the issuance by any Securities Commission or similar regulatory authority, the Exchanges or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii)
the receipt by the Corporation of any material communication from any Securities Commission or similar regulatory authority, the Exchanges or any other competent authority relating to the Preliminary Prospectus, the Prospectus, the U.S. Wrap any other part of the Public Record or the distribution of the Offered Securities;

(c)
The Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or (b) above and the Corporation will prepare and file promptly at the Underwriters' reasonable request any amendment to the Preliminary Prospectus, the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.  The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in paragraph 4 above; and

(d)
During the period of distribution of the Offered Securities, the Corporation will promptly provide to the Underwriters, for review on a confidential basis by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i)	any financial statement of the Corporation;

(ii)
any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii)	any press release of the Corporation.

7.	Representations and Warranties of the Corporation

(a)
Each delivery of the Preliminary Prospectus, the Prospectus, the U.S. Wrap and any Prospectus Amendment pursuant to paragraph 4 above shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i)
all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus, the U.S. Wrap or any Prospectus Amendment, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A)	are at the respective dates of such documents, true and correct in all material respects;

(B)	contain no misrepresentation; and

(C)	constitute full, true and plain disclosure of all material facts relating to the Trust, AOG and the Corporation, as the case may be and the Offered Securities.

(ii)
the Preliminary Prospectus, the Prospectus, the U.S. Wrap and any Prospectus Amendment, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws of the Qualifying Provinces, including without limitation NI 44-101; and

(iii)
except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus, the U.S. Wrap and any Prospectus Amendment to the time of delivery thereof, in the affairs, operations, assets, liabilities (contingent or otherwise), or ownership of the Corporation.

(b)
In addition to the representations and warranties contained in clause 7(a) hereof, the Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i)
the Corporation has been duly amalgamated and organized and is valid and subsisting in good standing under the laws of Alberta, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses;

(ii)	the Corporation is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on a material portion of its business;

(iii)
except for non-material inactive subsidiaries, the Corporation does not have any subsidiaries (as defined in the ABCA) nor is it "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(iv)
the authorized capital of the Corporation consists of an unlimited number of common shares, an unlimited number of non-voting common shares, an unlimited number of preferred shares, issuable in series and an unlimited number of exchangeable shares of which only 162,745,528 common shares are outstanding;

(v)
the Corporation has full power and authority to issue the Offered Securities and, at the Closing Date or Additional Closing Date, as the case may be, and upon receipt of the purchase price therefor the Offered Securities will be duly allotted, validly issued and outstanding;

(vi)
the Corporation has full power and authority to issue the Common Shares issuable upon conversion, redemption or maturity of the Offered Securities and upon issuance thereof in accordance with the Debenture Indenture such Common Shares will, at the time of issue, be duly allotted, validly issued and outstanding as fully paid and non-assessable;

(vii)
the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement and the Debenture Indenture by the Corporation or any of the transactions contemplated hereby and thereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under any term or provision of the articles, by-laws or resolutions of the Corporation or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of the Corporation or its properties or assets;

(viii)
the Corporation has full corporate power and authority to enter into this agreement and the Debenture Indenture and to perform its obligations set out herein and therein and this agreement and the Debenture Indenture has been duly authorized, executed and delivered by the Corporation and this agreement and the Debenture Indenture is a legal, valid and binding obligation of the Corporation enforceable against it in accordance with their terms subject to the general qualifications set forth in the opinion of the Corporation's counsel to be delivered pursuant to paragraph 12(a)(v) hereof;

(ix)
there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation from the position set forth in the Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Corporation since December 31, 2008, except as a result of the Arrangement and except as disclosed in the Prospectuses or the Public Record; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation which have not been disclosed in the Prospectuses or the Public Record;

(x)
the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust, AOG and the Corporation, as the case may be, as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust, AOG and the Corporation, as the case may be, as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xi)
no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Offered Securities, except such as may be required by the Exchanges or under the Applicable Securities Laws;

(xii)
there are no actions, suits, proceedings or inquiries existing or (as far as the Corporation is aware) pending or threatened against or affecting the Corporation at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of the Corporation or its properties and assets or which affects or may affect the distribution of the Offered Securities;

(xiii)
the Corporation has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses except where such non-compliance or lack of license, registration or qualification, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Corporation;

(xiv)
the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xv)
except for the 8% Debentures, 7.75% Debentures, 6.50% Debentures and the restricted share performance incentive plan, no person holds any securities convertible or exchangeable into Common Shares or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued Common Shares or other securities of the Corporation;

(xvi)
no Securities Commission, the Exchanges nor any similar regulatory authority has issued any order preventing or suspending trading in any securities of the Corporation and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Corporation is aware) threatened;

(xvii)
Computershare Trust Company of Canada at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario, is the duly appointed registrar and transfer agent of the Corporation with respect to the Common Shares, the 8% Debentures, 7.75% Debentures, and Valiant Trust Company, at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario, is the duly appointed registrar and transfer agent of the Corporation with respect to the 6.50% Debentures;

(xviii)	the Trustee will be appointed trustee and the registrar and transfer agent for the Offered Securities under the Debenture Indenture at its principal transfer office in the City of Calgary, Alberta;

(xix)
the minute books of the Corporation, AOG and the Trust and each of their subsidiaries contain true and correct copies of the constating documents of the Corporation, AOG and the Trust and at the Closing Date and Additional Closing Date will contain true and correct copies or draft copies of the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and unitholders of the Corporation, AOG and the Trust;

(xx)
other than as provided for in this agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxi)
the issued and outstanding Common Shares are listed and posted for trading on the Exchanges and, absent any circumstances that the Corporation is not aware of at this time, the Offered Securities will be listed and posted for trading on the TSX and the Common Shares issuable upon conversion, redemption or maturity of the Offered Securities in accordance with the Debenture Indenture will be listed and posted for trading on the Exchanges upon the Corporation complying with the usual conditions imposed by the Exchanges with respect thereto;

(xxii)
the Corporation is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, New Brunswick and Nova Scotia, and within the meaning of the Applicable Securities Laws in such provinces and has the equivalent status in the province of Prince Edward Island and is not in default of any material requirement of Applicable Securities Laws;

(xxiii)
the definitive forms of certificates for the Common Shares and the Offered Securities are in due and proper form under the laws governing the Corporation and in compliance with the material requirements of the Exchanges;

(xxiv)
AOG has made available to Sproule, prior to the issuance of the Sproule Report, for the purpose of preparing the Sproule Report, all information requested by Sproule, which information did not contain any material misrepresentation at the time such information was provided.  Except with respect to changes in the prices of oil and gas and production or asset sales which have occurred since December 31, 2008, the Corporation has no knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to Sproule since the date that such information was so provided.  The Corporation believes that the Sproule Report reasonably presents the quantity and present worth values of the oil and gas reserves associated with the crude oil, natural gas liquids and natural gas properties of the Corporation evaluated in such report as at December 31, 2008 based upon information available, and commodity prices in effect, at the time such reserves information was prepared, and the Corporation believes that at the date of such report it did not overstate the aggregate quantity or present worth values of such reserves (based on the commodity prices in effect at such time) or the estimated monthly production volumes therefrom;

(xxv)
the Corporation is not aware of any defects, failures or impairments in the title of the Corporation to the crude oil, natural gas liquids and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and present worth values of crude oil, natural gas liquids and natural gas reserves of the Corporation; (B) the current production volumes of the Corporation; or (C) the current cash flow of the Corporation;

(xxvi)
except where such non-compliance or lack of obtaining the items listed below would not have a material adverse effect on the Corporation, the Corporation and its subsidiaries have been and are in material compliance with all applicable environmental legislation, have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under applicable environmental legislation necessary for the operation of their projects as currently operated and none of the Corporation nor its subsidiaries (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for, an offence alleging material non-compliance with any environmental legislation which remains outstanding and which would have a material adverse effect on the Corporation;

(xxvii)
the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all requisite action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses;

(xxviii)	the Corporation is not an "Investment Company" within the meaning of that term under the United States Investment Company Act of 1940, as amended;

(xxix)	the attributes and characteristics of the Offered Securities conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xxx)
with such exceptions as are not material to the Corporation, the Corporation has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation and to the best of the knowledge, information and belief of the Corporation there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority; and

(xxxi)
(A) none of the Corporation, its subsidiaries or any persons acting on its or their behalf has engaged or will engage in any directed selling effort (within the meaning of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act")) with respect to the Offered Securities; (B) it and they have complied and will comply with the requirements for an "offshore transaction", as such term is defined in Regulation S; (C) none of the Corporation, its subsidiaries or any person acting on its or their behalf has offered or will offer to sell any of the Offered Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act; (D) it is a "foreign issuer" within the meaning of Regulation S; and (E) it will notify Computershare Trust Company of Canada as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

8.	Indemnity

(a)
The Corporation shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)
any information or statement contained in or incorporated by reference into the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters or the Underwriters' counsel expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)
any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters or the Underwriters' counsel, as the case may be, expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in or incorporated by reference into the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust or the Corporation;

(iii)
any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Securities imposed by any competent authority (not based on the activities or alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 8(a)(ii);

(iv)
any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Securities; or

(v)
any breach of, default under or non-compliance by the Corporation with any requirements of Applicable Securities Laws, the by-laws, rules or regulations of the Exchanges or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b)
If any claim contemplated by paragraph 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "Indemnified Person") shall notify the Corporation (the "Indemnifying Party") (provided that failure to so notify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party's ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Person acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Party or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld.  The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 8(a) if:

(i)
the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Party shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii)
the Indemnifying Party shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Party of commencement of such proceedings; or

(iii)	the employment of such counsel has been authorized by the Indemnifying Party in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Party, provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c)
The Indemnifying Party hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus.

(d)
If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Party shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e)
The rights and remedies of the Indemnified Persons set forth in paragraphs 8, 9 and 10 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)
The Indemnifying Party hereby acknowledges that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this paragraph 8 and under paragraph 9 with respect to all such agents, directors, officers, shareholders and employees.

(g)
The Indemnifying Party waives any right it may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity.  It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h)
The rights of indemnity contained in this paragraph 8 shall not apply if the Indemnifying Party has complied with the provisions of paragraphs 3 and 4 and the person asserting any claim contemplated by this paragraph 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i)
If the Indemnifying Party has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Party copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Party.

9.	Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Indemnifying Party on grounds of policy or otherwise, the Indemnifying Party and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a)
in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Party on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Securities; or

(b)
if the allocation provided by paragraph 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Party, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Party, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Party (net of fees but before deducting expenses) bear to the fees received by the Underwriters.  In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Party, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Indemnifying Party or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

The Indemnifying Party and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs.  The rights to contribution provided in this paragraph 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this paragraph 9 shall be limited to the amount actually received by the Underwriters under paragraph 2.

10.	Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Securities shall be borne by the Corporation including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof), of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Corporation's counsel, the fees and expenses of agent counsel retained by the Corporation or the Corporation's counsel, the fees and expenses of the Corporation's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the cost of preparing record books for all of the parties to this agreement and their respective counsel, any newspaper advertisements on behalf of the Corporation and all other reasonable costs and expenses relating to this transaction.  In the event that the offering of the Offered Securities is not completed, the Corporation will pay the reasonable fees, disbursements and expenses of the Underwriters' counsel and all other reasonable out-of-pocket expenses incurred by the Underwriters.

11.	Termination

(a)
The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Corporation in the event that after the date hereof and at or prior to the Closing Time or the Additional Closing Time, as applicable:

(i)
any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Securities is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchanges or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)
any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation, or any of the directors or senior officers of the Corporation is announced, commenced or threatened by any Securities Commission or similar regulatory authority, the Exchanges or by any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution of the Offered Securities or the Common Shares;

(iii)
there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Corporation, or its properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation, which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or the Common Shares or the investment quality or marketability of the Offered Securities or the Common Shares;

(iv)
there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, action or regulation or other occurrence of any nature whatsoever which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation, such that it would not be practical (in the sole opinion of the Underwriters, or any one of them, acting reasonably) to market the Offered Securities or the Common Shares;

(v)
the Underwriters shall become aware of any material fact (including an adverse material change) with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof which, in the sole opinion of the Underwriters or any one of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or the Common Shares or the investment quality or marketability of the Offered Securities or the Common Shares; or

(vi)	the Corporation shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

(b)
The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 11(a) or paragraph 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Securities for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 11(a) or paragraph 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)
Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Corporation and the other Underwriters, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under paragraphs 8, 9, 10 or 16.  The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

(d)
If an Underwriter elects to terminate its obligation to purchase the Offered Securities as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in paragraph 8, the contribution rights referred to in paragraph 9 and the payment of expenses referred to in paragraph 10; provided, however, an Underwriter shall not be entitled to the payment of expenses referred to in paragraph 10 if an Underwriter is in breach of or default under or non-compliance with any representation, warranty, term or condition of this Agreement, in any material respect.

12.	Closing Documents

The obligations of the Underwriters hereunder, as to the Offered Securities to be purchased at the Closing Time and as to the Over-Allotment Debentures to be purchased at the Closing Time or the Additional Closing Time, shall be conditional upon all representations and warranties and other statements of the Corporation herein being, at and as of the Closing Time and the Additional Closing Time, true and correct in all material respects, the Corporation having performed in all material respects, at the Closing Time and the Additional Closing Time, all of its obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time and the Additional Closing Time:

(a)
favourable legal opinions of the Corporation's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Securities and the Corporation and the transactions contemplated hereby, including, without limitation, that:

(i)
The Corporation has been duly amalgamated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(ii)
the Corporation has all necessary corporate power and authority to enter into this agreement, the Debenture Indenture and the certificate(s) representing the Offered Securities and to perform its obligations, as applicable herein and therein, and this agreement, the Debenture Indenture and  the certificate(s) representing the Offered Securities have been duly authorized, executed and delivered by the Corporation and constitute a legal, valid and binding obligation of the Corporation, enforceable against the Corporation, in accordance with their terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by:

(A)	applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(B)	equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(C)	the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(D)	the applicable laws regarding limitations of actions;

(E)
enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(F)	enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

(G)	that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(iii)
the execution and delivery of this agreement, the Debenture Indenture and the certificate(s) representing the Offered Securities and the fulfilment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this agreement, the Debenture Indenture and the certificate(s) representing the Offered Securities by the Corporation does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, of which such counsel is aware, which default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation or its assets (taken as a whole);

(iv)
the form of the definitive certificates representing the Common Shares and the Offered Securities have been approved and adopted by the Corporation and comply with all legal requirements (including all applicable requirements of the Exchanges) relating thereto and, in the case of the form of definitive certificates representing the Offered Securities, comply with the Debenture Indenture;

(v)	the Offered Securities have been duly and validly created, allotted and issued as fully paid and non-assessable securities of the Corporation;

(vi)
the Common Shares issuable upon conversion, redemption or maturity of the Offered Securities will, upon issuance in accordance with the terms of the Debenture Indenture and the constating documents of the Corporation, be issued as fully paid and non-assessable Common Shares;

(vii)	the Offered Securities, Debenture Indenture and Common Shares conform in all material respects with the description thereof contained in the Prospectuses;

(viii)	the Offered Securities are eligible investments as set out under the heading "Eligibility for Investment" in the Prospectuses;

(ix)
all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Securities for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(x)
the Corporation is a "reporting issuer" not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces that have the "reporting issuer" concept;

(xi)
the issuance of Common Shares by the Corporation on conversion, redemption or maturity of the Offered Securities to holders of the Offered Securities in accordance with the Debenture Indenture is exempt from the prospectus and registration requirements of the Applicable Securities Laws;

(xii)
the first trade in the Common Shares acquired upon conversion, redemption or maturity of the Offered Securities will not be subject to the prospectus requirements of Applicable Securities Laws and no prospectus or other document is required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations of regulatory authorities are required to be obtained under the Applicable Securities Laws to permit the first trade of such securities by the holder thereof through registrants or dealers registered under the Applicable Securities Laws of such Qualifying Provinces who have complied with such laws, or in circumstances in which there is an exemption from the registration requirements under the Applicable Securities Laws of such provinces, provided that: (A) the trade is not a "control distribution" (as defined in National Instrument 45-102); and the Corporation is a reporting issuer at the time of the trade;

(xiii)
the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xiv)
subject to the qualifications and assumptions set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who will hold the Offered Securities;

(xv)
the Offered Securities have been conditionally accepted for listing on the TSX and the Common Shares issuable upon conversion, redemption or maturity of the Offered Securities in accordance with the Debenture Indenture have been conditionally accepted for listing on the Exchanges, in each case subject to the filing of customary closing documentation;

(xvi)	the authorized and issued capital of the Corporation;

(xvii)	Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario has been duly appointed the transfer agent and registrar for the Common Shares;

(xviii)	the Trustee has been appointed trustee for the Offered Securities under the Debenture Indenture;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Securities as the Underwriters may reasonably request.

It is understood that Corporation's counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation, the transfer agent and the Corporation's auditors as to relevant matters of fact.  It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which specifically relate to the Corporation and the Offered Securities;

(b)
a certificate of the Corporation dated the Closing Date or Additional Closing Date, as applicable, addressed to the Underwriters and signed on behalf of the Corporation by the Chief Executive Officer and the President and Chief Financial Officer of the Corporation or such other officers or directors of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i)
the Corporation has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time or the Additional Closing Time, as applicable,;

(ii)
the representations and warranties of the Corporation set forth in this agreement are true and correct in all material respects at the Closing Time or the Additional Closing Time, as applicable, as if made at such time; and

(iii)	no event of a nature referred to in paragraphs 6(a), 6(b), 11(a)(i), (ii) or (vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and each certification is itself a condition to the obligations of the Underwriters hereunder, as to the Offered Securities to be purchased at the Closing Time and as to the Over-Allotment Debentures to be purchased at the Closing time or the Additional Closing Time, provided that delivery of such certificate(s) in the manner contemplated above does not constitute satisfaction or discharge of this condition if  the Underwriters have knowledge to the contrary;

(c)
a comfort letter of the Corporation's and Trust's auditors addressed to the Underwriters and dated the Closing Date satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in paragraph 4(c) hereof up to the Closing Time which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d)
evidence satisfactory to the Underwriters that the Offered Securities have, subject to the usual conditions, been conditionally listed on the TSX not later than the close of business on the last Business Day preceding the Closing Date;

(e)
evidence satisfactory to the Underwriter that the Common Shares issuable upon conversion, redemption or maturity of the Offered Securities in accordance with the Debenture Indenture have, subject to the usual conditions, been conditionally listed on the Exchanges not later than the close of business on the last Business Day preceding the Closing Date; and

(f)	such other certificates and documents as the Underwriters may request, acting reasonably.

13.	Deliveries

(a)
The sale of the Firm Debentures shall be completed at the Closing Time at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree.  Subject to the satisfaction of the conditions set forth in paragraph 12, the Underwriters, on the Closing Date, shall deliver to the Corporation a wire transfer payable to the Corporation at par in Calgary, in the amount of $75,000,000, in respect of the Firm Debentures (less the fee of the Underwriters to be calculated as provided in paragraph 2(a)) against delivery by the Corporation:

(i)	the opinions, certificates and documents referred to in paragraph 12; and

(ii)
definitive certificates representing, in the aggregate, $75 million aggregate principal amount of Firm Debentures, registered in the name of RBC Dominion Securities Inc. or in such name or names as the Underwriters shall notify the Corporation in writing not less than twenty-four (24) hours prior to the Closing Time.

(b)
The sale of the Over-Allotment Debentures shall be completed at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree, on the date, (the "Additional Closing Date") and at the time ("Additional Closing Time") specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Debentures (provided that in no event shall such time be earlier than the Closing Time or earlier than 2 or later than 10 Business Days after the date of the written notice of the Underwriters to the Corporation in respect of the Over-Allotment Debentures), or at such other time and date as the Underwriters and the Corporation may agree upon in writing.  Subject to the conditions set forth in paragraph 12, the Underwriters, at the Additional Closing Time, shall deliver to the Corporation a wire transfer payable to the Corporation at par in Calgary, in the amount of $1,000 per Over-Allotment Debenture agreed to be purchased by the Underwriters from the Corporation pursuant to their exercise of the Over-Allotment Option (less the fee of the Underwriters to be calculated as provided in paragraph 2(b)) against delivery by the Corporation of:

(i)	the opinions, certificates and documents referred to in paragraph 12; and

(ii)
definitive certificates representing in the aggregate, all of the Over-Allotment Debentures, registered in the name of RBC Dominion Securities Inc. or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Additional Closing Time.

14.	Restrictions on Offerings

The Corporation agrees that, prior to 90 days after the Closing Date, except in respect of Common Shares issued on conversion of the 8% Debentures, the 7.75% Debentures, the 6.50% Debentures or pursuant to any issuance under the restricted share performance incentive plan or the shareholder rights plan of the Corporation, it shall not, directly or indirectly, offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable or exercisable for Common Shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction is settled by delivery of Common Shares or other such securities, in cash or otherwise, or announce an intention to do any of the foregoing without the consent of RBC Dominion Securities Inc., such consent not to be unreasonably withheld.

15.	Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to Advantage Oil & Gas Ltd., Craig Blackwood, Vice President, Finance, at the above address, Fax No. (403) 262-0723 with a copy to:

Burnet, Duckworth & Palmer llp
1400, 350 - 7th Avenue SW
Calgary, Alberta  T2P 3N9

Attention:                  Jay Reid
Fax No.:                      (403) 260-0391

and, in the case of notice to be given to the Underwriters, be addressed to:

RBC Dominion Securities Inc.
1100, 888 - 3rd Street SW
Calgary, Alberta  T2P 5C5
Attention:                  Trevor Gardner
Fax No.:                      (403) 299-6901

BMO Nesbitt Burns Inc.
2200, 333 - 7th Avenue SW
Calgary, Alberta  T2P 2Z1
Attention:                  Kevin A. Everingham
Fax No.:                      (403) 515-1535

National Bank Financial Inc.
2802, 450 - 1st Street SW
Calgary, Alberta  T2P 5H1
Attention:                  Sandy L. Edmonstone
Fax No.:                      (403) 265-0543

Scotia Capital Inc.
1800, 700 - 2nd Street SW
Calgary, Alberta  T2P 2W1
Attention:                  Rick Eremenko
Fax No.:                      (403) 298-4099

CIBC World Markets Inc.
9th Floor, Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta  T2P 4J7
Attention:                  Brian D. Heald
Fax No.:                      (403) 260-0524

FirstEnergy Capital Corp.
1100, 311 - 6th Avenue SW
Calgary, Alberta T2P 3H2
Attention:                  Jamie N. Ha
Fax No.:                      (403) 262-0688

Thomas Weisel Partners Canada Inc.
Suite 2400, 520-5th Avenue SW
Calgary, Alberta T2P 3R7
Attention:                  Terris N. Chorney
Fax No:                      (403) 264-5015

HSBC Securities (Canada) Inc.
70 York Street, 4th Floor
Toronto, Ontario M5J 1S9
Attention:                  Evan Hazell
Fax:                             (403) 693-8616

Macquarie Capital Markets Canada Ltd.
Suite 2020, 335-8th Avenue SW
Calgary, Alberta T2P 1C9
Attention:                 David M. Vetters
Fax No:                      (403) 539-4365

and a copy to:

Macleod Dixon llp
3700 Canterra Tower
400 - 3rd Avenue SW
Calgary, Alberta  T2P 4H2

Attention:                  Kent D. Kufeldt
Fax No.:                      (403) 264-5973

or to such other address as the party may designate by notice given to the other.  Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a)
a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)
a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16.	Conditions

All terms, covenants and conditions of this agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Securities, by written notice to that effect given to the Corporation prior to the Closing Time or any Additional Closing Time.  The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17.	Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraph 7 hereof) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Securities, the termination of this agreement and the distribution of the Offered Securities pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18.	Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a)	each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Securities set forth opposite their names set forth in this paragraph 18; and

(b)
if an Underwriter (a "Refusing Underwriter") does not complete the purchase and sale of the Offered Securities which that Underwriter has agreed to purchase under this Agreement (other than in accordance with paragraph 11) (the "Defaulted Securities"), the remaining Underwriters (the "Continuing Underwriters") will be entitled, at their option, to purchase all but not less than all of the Defaulted Securities pro rata according to the number of Offered Securities to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters.  If no such arrangement has been made and the number of Defaulted Securities to be purchased by the Refusing Underwriter(s) does not exceed 6% of the Offered Securities, the Continuing Underwriters will be obligated to purchase the Defaulted Securities on the terms set out in this Agreement in proportion to their obligations under this Agreement.  If the number of Defaulted Securities to be purchased by the Refusing Underwriters exceeds 6% of the Offered Securities, the Continuing Underwriters will not be obligated to purchase the Defaulted Securities and, if the Continuing Underwriters do not elect to purchase the Defaulted Securities:

(i)	the Continuing Underwriters will not be obligated to purchase any of the Offered Securities;

(ii)	the Corporation will not be obligated to sell less than all of the Offered Securities; and

(iii)
the Corporation will be entitled to terminate its obligations under this Agreement, in which event there will be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of sections 8, 9 and 10 hereof.

The applicable percentage of the total number of Offered Securities which each of the Underwriters shall be separately obligated to purchase is as follows:

RBC Dominion Securities Inc.	27.0%
BMO Nesbitt Burns Inc.	15.0%
National Bank Financial Inc.	15.0%
Scotia Capital Inc.	15.0%
CIBC World Markets Inc.	12.0%
FirstEnergy Capital Corp.	6.0%
Thomas Weisel Partners Canada Inc.	4.0%
HSBC Securities (Canada) Inc.	3.0%
Macquarie Capital Markets Canada Ltd.	3.0%

Nothing in this agreement shall obligate the Corporation to sell one or any of the Underwriters less than all of the Offered Securities or shall relieve any Underwriter in default from liability to the Corporation, or to any Continuing Underwriter in respect of its default hereunder.  In the event of a termination by the Corporation of its obligations under this agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 8, 9 and 10.

19.	Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by RBC Dominion Securities Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraphs 8 or 9, any matter referred to in paragraphs 11 or 16 or any agreement under paragraph 18.  While not affecting the foregoing, RBC Dominion Securities Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

20.	Underwriters Covenants

Each of the Underwriters covenants and agrees with the Corporation that:

(a)	it will offer the Offered Securities for sale to the public only in the Qualifying Provinces;

(b)
it will conduct activities in connection with the proposed offer and sale of the Offered Securities in compliance with all Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Securities;

(c)	it will use all reasonable efforts to complete the distribution of the Offered Securities as soon as possible;

(d)
it makes the representations, warranties and covenants applicable to them in Annex A hereto and agrees, on its behalf and on behalf of its United States affiliates, for the benefit of the Corporation, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Annex A hereto, which forms part of this Agreement.  Each Underwriter also agrees to obtain such agreement from each member of the Selling Dealer Group.  Notwithstanding the foregoing provisions of this paragraph 20(d), an Underwriter will not be liable to the Corporation under this paragraph or Annex A with respect to a violation by another Underwriter or by another member of the Selling Dealer Group of the provisions of this paragraph 20(d) or Annex A if the Underwriter first mentioned is not itself also in violation; and

(e)
as soon as reasonably practicable after the Closing Date provide the Corporation with a break down in writing of the number of Offered Securities sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Securities, provide to the Corporation, the Exchanges and to the Securities Commissions prompt notice in writing to that effect.

21.	Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22.	Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have duties to their clients; (ii) acknowledges and agrees that the Underwriters are neither the agents of the Corporation nor otherwise fiduciaries of the Corporation; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients.  To the extent that the Underwriters' statutory obligations as registrants under Applicable Securities Laws or relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients.  Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or duties to their clients.

23.	Stabilization

In connection with the distribution of the Offered Securities, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities of the Corporation at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by Applicable Securities Laws.  Such stabilizing transactions, if any, may be discontinued at any time.

24.	Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.  Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

25.	Time of the Essence

Time shall be of the essence of this agreement.

26.	Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.  Delivery of counterparts may be effected by facsimile transmission.

27.	Further Assurances

Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

28.	Use of Proceeds

The Corporation hereby covenants and agrees to use the net proceeds of the sale of the Offered Securities hereunder in accordance with the disclosure in the Prospectus.

29.	Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC. Per: "Trevor Gardner"

BMO NESBITT BURNS INC. Per: "Brian D. Heald"	NATIONAL BANK FINANCIAL INC. Per: "Sandy L. Edmonstone"	SCOTIA CAPITAL INC. Per: "Rick Eremenko"

CIBC WORLD MARKETS INC. Per: "Kevin A. Everingham"

FIRSTENERGY CAPITAL CORP. Per: "Jamie N. Ha"

THOMAS WEISEL PARTNERS CANADA INC. Per: "Terris N. Chorney"

HSBC SECURITIES (CANADA) INC. Per: "Jay Lewis"	MACQUARIE CAPITAL MARKETS CANADA LTD. Per: "David M. Vetters" Per: "Scott P. Hayduk"

ACCEPTED AND AGREED to this 10th day of December, 2009
ADVANTAGE OIL & GAS LTD. Per: "Andy J. Mah" Andy J. Mah

ANNEX A
TO
UNDERWRITING AGREEMENT

This is Annex A to the Underwriting Agreement dated December 10, 2009, among Advantage Oil & Gas Ltd., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., CIBC World Markets Inc., FirstEnergy Capital Corp., Thomas Weisel Partners Canada Inc,. HSBC Securities (Canada) Inc. and Macquarie Capital Markets Canada Ltd.

Terms and Conditions for United States Offers and Sales

As used in this Annex A, the following terms have the following meanings:

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Annex, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

"Distribution Compliance Period" means "distribution compliance period" as that term is defined in Regulation S;

"Distributor" means "distributor" as that term is defined in Regulation S;

"Foreign Issuer" means a foreign issuer as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Annex, it means any issuer that is (1) the government of any country, or of any political subdivision of a country, other than the United States; or (2) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (b) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television, the internet or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Offering Restrictions" means "offering restrictions" as that term is defined in Regulation S;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"Rule 144A" means Rule 144A promulgated by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities" means the Offered Securities as defined in the Underwriting Agreement;

"Selling Dealer Group" means dealers or brokers other than the Underwriters and their U.S. affiliates who participate in the offer and sale of Securities pursuant to the Underwriting Agreement;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

"Underwriting Agreement" means the underwriting agreement among Advantage Oil & Gas Ltd., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., CIBC World Markets Inc., FirstEnergy Capital Corp., Thomas Weisel Partners Canada Inc,. HSBC Securities (Canada) Inc. and Macquarie Capital Markets Canada Ltd. dated December 10, 2009;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. person" means a "U.S. person" as that term is defined in Regulation S;

"U.S. Placement Memorandum" means the preliminary and final private placement memorandum in respect of the distribution of the securities to certain Qualified Institutional Buyers in the United States;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1.           Each Underwriter acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act.  Each Underwriter agrees that it, its U.S. affiliate and each member of the Selling Dealer Group will offer and sell the Securities only in accordance with Rule 903 of Regulation S or in accordance with the restrictions set forth in paragraphs 2 and 3 of this Annex A.  Accordingly, the Underwriters, their U.S. affiliates and any Selling Dealer Group member have not engaged and will not engage in any Directed Selling Efforts with respect to the Securities, and have complied and will comply with the offering restriction requirements of Regulation S.

The Securities offered and sold pursuant to Regulation S are Category 2 securities (as such term is defined in Regulation S). Accordingly: (i) Offering Restrictions have been implemented with respect to the Securities; (ii) offers and sales, if made prior to the expiration of the forty (40) day Distribution Compliance Period, will not be made to a U.S. person or for the account of a U.S.

person (other than a Distributor); and (iii) the Underwriters and their affiliates, and any person acting on their behalf selling Securities to a Distributor, a dealer (as defined in Section 2(a)(12) of the U.S. Exchange Act), or a person receiving a selling concession, fee or other remuneration in respect of the Securities sold, prior to the expiration of the forty (40) day Distribution Compliance Period, will send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a Distributor.

Each Underwriter acknowledges that it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except (a) with its affiliates, (b) with members of the Selling Dealer Group in accordance with this paragraph 1 or (c) otherwise with the prior written consent of the Corporation.

2.           Each Underwriter represents, warrants and covenants to the Corporation that, in connection with all sales of the Securities in the United States or to, or for the account of, a U.S. person:

(a)           all offers and sales of the Securities in the United States will be effected by RBC Capital Markets Corporation (the "U.S. Placement Agent") in accordance with all applicable U.S. broker-dealer requirements, and such U.S. Placement Agent is a duly registered broker-dealer with the SEC and is a member in good standing with the Financial Industry Regulatory Authority;

(b)           all offers and sales of the Securities in the United States were made to Qualified Institutional Buyers;

(c)           it has not used and will not use any written material other than the Prospectuses, together with the applicable U.S. Placement Memorandum relating to the offering of the Securities in the United States (all such documents, the "Offering Documents"), and each offeree of the Securities in the United States has been or will be sent a copy of the Offering Documents at or prior to the time of purchase of any Securities the United States;

(d)           immediately prior to transmitting the Offering Documents, it had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and, on the date hereof, it continues to believe that each U.S. Purchaser (as defined below) is a Qualified Institutional Buyer;

(e)           all purchasers of the Securities in the United States (each a "U.S. Purchaser") shall be informed by the U.S. Placement Agent that the Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such U.S. Purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act; and

(f)           neither it nor its representatives have used, and none of such persons will use, any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or to U.S. persons nor will offers or sales be made in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

3.           The Underwriters agree that prior to any sale of Securities in the United States, each U.S. Purchaser shall have been provided with the Offering Documents and by purchasing Securities, each purchaser shall be deemed to have represented and warranted for the benefit of the Corporation and the Underwriters that it:

(a)           is authorized to consummate the purchase of the Securities;

(b)           understands that the Securities will not be and have not been registered under the U.S. Securities Act or any applicable state securities laws and that the offer and sale of the Securities is being made to Qualified Institutional Buyers in reliance on a private placement exemption from registration under the U.S. Securities Act provided by Rule 144A;

(c)           is a Qualified Institutional Buyer and is acquiring the Securities for its own account or for the account of a Qualified Institutional Buyer as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Securities in violation of United States securities laws or applicable state securities laws;

(d)           agrees that if it decides to offer, sell or otherwise transfer or pledge all or any part of the Securities, it will not offer, sell or otherwise transfer or pledge any of such Securities (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly unless:

(i)           the sale is to the Corporation; or

(ii)           the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations; or

(iii)           the sale is made pursuant to the exemption from registration under the Securities Act provided by Rule 144 thereunder; or

(iv)           the Securities are sold in a transaction that is exempt from registration under the U.S. Securities Act and any applicable United States state laws and regulations governing the offer and sale of securities, and it has furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to that effect or other evidence satisfactory to the Corporation.

 (e)           understands and acknowledges that the Securities are "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, the certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ADVANTAGE OIL & GAS LTD. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO ADVANTAGE OIL & GAS LTD., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING SATISFACTORY TO ADVANTAGE OIL & GAS LTD. OR OTHER EVIDENCE SATISFACTORY TO ADVANTAGE OIL & GAS LTD.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND ADVANTAGE OIL AND GAS LTD., TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

provided, that, if the Securities are being sold under clause 3(d)(ii) above and the Corporation is a "foreign issuer" as defined in Regulation S under the U.S. Securities Act, the legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent, substantially in the form of Exhibit II hereto (or as the Corporation may prescribe from time to time) and, if requested by the transfer agent, an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the U.S. Securities Act.

If the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

(f)           has received a copy of the Offering Documents and has been afforded the opportunity (i) to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Securities and (ii) to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that the U.S. Purchaser considered necessary in connection with its decision to invest in the Securities;

(g)           it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Securities and is able to bear the economic risks of such investment;

(h)           acknowledges that it is not purchasing the Securities as a result of any General Solicitation or General Advertising;

(i)           understands and acknowledges that the Corporation (i) is under no obligation to be or to remain a Foreign Issuer, (ii) may not, at the time the Securities are resold by such U.S. Purchaser or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions which could cause the Corporation not to be a Foreign Issuer.  If the Corporation is not a Foreign Issuer at the time of any resale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above;

(j)            it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities; and

(k)           it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Securities in the United States.

4.           At the closing, RBC Dominion Securities Inc., together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Annex A, relating to the manner of the offer and sale of the Securities in the United States.

Exhibit I

UNDERWRITERS' CERTIFICATE

In connection with the private placement of the Offered Securities (the "Securities") of Advantage Oil & Gas Ltd. (the "Corporation") with one or more U.S. institutional accredited investors (the "U.S. Purchasers") pursuant to [a] U.S. Purchaser's Letter[s], dated as of [date], the undersigned lead underwriter, RBC Dominion Securities Inc., on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement, dated as of [date], among the Corporation and the Underwriters (the "Underwriting Agreement"), and its U.S. affiliate who has signed below in its capacity as placement agent in the United States for the Underwriters (the "U.S. Placement Agent"), do hereby certify that:

(a)           the U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the Financial Industry Regulatory Authority on the date hereof;

(b)           all offers and sales of the Securities in the United States were made to qualified institutional buyers, within the meaning of Rule 144A ("Qualified Institutional Buyers") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act");

(c)           all offers and sales of the Securities in the United States have been effected by the U.S. Placement Agent in accordance with all applicable U.S. broker-dealer requirements;

(d)           in connection with offers and sales of the Securities in the United States, no written material has been used or will be used, other than the Prospectuses, together with the applicable preliminary and final United States private placement memorandum relating to the offering in the United States (all such documents, the "Offering Documents"), and each offeree of the Securities in the United States has been sent a copy of each of the Offering Documents;

(e)           immediately prior to transmitting the Offering Documents to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and, on the date hereof, we continue to believe that each U.S. Purchaser is a Qualified Institutional Buyer;

(f)           neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) nor have we or our representatives made, nor will we or they make offers or sales in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act; and

 (h)           neither we nor any member of the Selling Dealer Group (as defined in Annex A to the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the United States Securities Exchange Act of 1934, as amended.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated:

RBC DOMINION SECURITIES INC.		RBC CAPITAL MARKETS CORPORATION

By:		By:
	Name:		Name:
	Title:		Title:

Exhibit II

SELLER’S CERTIFICATE FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada, as registrar, transfer agent for the Common Shares and Trustee for the Debentures of Advantage Oil & Gas Ltd.

This Certificate relates to the offer and sale of 5.0% unsecured subordinated convertible debentures (the "Debentures") of Advantage Oil & Gas Ltd. (the "Corporation") made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The undersigned certifies that:

1. check the appropriate box:

☐ the undersigned is not (i) a distributor (as that term is defined in Rule 902 of Regulation S under the Securities Act), (ii) an affiliate (as that term is defined in Rule 144(a)(1) under the Securities Act) of the Corporation, (iii) an affiliate of a distributor, or (iv) acting on behalf of any of the foregoing, or

☐ (A) the undersigned is an affiliate (as that term is defined in Rule 144(a)(1) under the Securities Act) of the Corporation solely by virtue of being an officer or director of the Corporation, and no selling concession, fee or other remuneration was paid in connection with the offer or sale of the Debentures other than a usual and customary broker’s commission that would be received by a person executing such transaction as agent and (B) the undersigned is neither (i) a distributor, (ii) an affiliate of a distributor, nor (iii) acting on behalf of any of the foregoing,

2. the offer of such Debentures was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the undersigned and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange or any other designated offshore securities market, and neither the undersigned nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States,

3. neither the undersigned nor any affiliate of the undersigned nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts (as that term is defined in Regulation S under the Securities Act) in the United States in connection with the offer and sale of the Debentures,

4. the sale is not a transaction, or part of a series of transactions that, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act,

5. the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the Debentures are "restricted securities" (as such term is defined in Rule 144(a)(3) under the Securities Act),

6. the undersigned does not intend to replace the Debentures sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and

7. one or more of the following is true: (i) the offer and sale of the Debentures were made after the date that was 40 days after the closing of the private placement pursuant to which the Debentures were initially issued; (ii) the undersigned is not a dealer, as defined in Section 2(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, or a person receiving a selling concession, fee or other remuneration in respect of the Debentures; or (iii) the undersigned has complied with the requirements of Rule 904(b)(1) of Regulation S under the U.S. Securities Act.

Except as set forth herein, terms used herein have the meanings given to them by Regulation S under the Securities Act.

The undersigned understands that this Certificate will be relied upon in determining that (i) the sale is exempt from the registration requirements of the Securities Act and (ii) upon the sale, the United States restrictive legend on each of the unit certificates evidencing that portion of the Debentures sold in such sale may be removed.

Dated:	_________________________	___________________________________
Name of Seller

By: ________________________________

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